JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

August 20, 2009

Via Messenger and edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Short Oil Fund, LP Registration No. 333-152386

Dear Ms. Gowetski:

On behalf of the United States Short Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 6 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on August 20, 2009.  The enclosed copy has been marked to show changes from Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”).  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of June 26, 2009 to Amendment No. 5.  Each of your comments is set forth below, followed by the Registrant’s response.

Financial Statements and Notes

General

1.	Please update the financial statements of the general partner in accordance with Rule 3-12 of Regulation S-X.

Response:  The Registrant has updated the financial statements of the general partner and USSO as of June 30, 2009.

United States Commodity Funds LLC

Financial Statements and Notes

Consolidated Statements of Financial Condition, Page F-10

Jennifer Gowetski, Esq.
August 20, 2009

2.	We have read and considered your response to comment three. It continues to remain unclear of the nature of the expense waiver payable in the amount of $311,038. Please advise.

Response:  Each of the public funds managed by United States Commodity Funds LLC (the “General Partner”) is required, under its limited partnership agreement, to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.

Separate from this, the General Partner paid certain of the expenses incurred by the United States Gasoline Fund, LP (“UGA”), the United States Heating Oil Fund, LP (“USHO”) and the United States 12 Month Oil Fund (“US12OF”) during periods when the funds net asset values were relatively low when compared the net asset values of the General Partner’s other larger funds, the United States Oil Fund (“USOF”) and the United States Natural Gas Fund (“USNG”).  The General Partner is under no contractual or other obligation to pay the expenses of these funds, but it has done so in order to ensure that the expense ratios for the smaller funds are not disproportionately higher than for the other larger funds during these periods.  The expense waiver included in the financial statements represents the expenses that the General Partner has paid on behalf of certain of the funds.  The General Partner believes that the repayment of these expenses is beneficial to investors. However, the General Partner has no obligation to continue such payments in future quarters and has discontinued such payments for UGA and US12OF since their net asset values have increased.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.